Exhibit 99.2
Consolidated Balance Sheets

(Unaudited)		June 30,	December 31,
U.S.$ millions	Note	2025	2024
ASSETS
Current Assets
Cash and cash equivalents		452	397
Accounts receivable		1,120	1,190
Inventories		151	207
Contractual recoveries		18	63
Other current assets		556	341
Total Current Assets		2,297	2,198
Plant, Property and Equipment, Net		8,287	8,206
Equity Investments		726	732
Deferred Tax Assets		16	16
Other Long-term Assets		157	177
TOTAL ASSETS		11,483	11,329
LIABILITIES
Current Liabilities
Accounts payable and other		1,588	1,544
Dividends payable	6	104	104
Accrued interest		100	113
Total Current Liabilities		1,792	1,761
Other Long-term Liabilities		147	140
Senior Unsecured Notes		4,688	4,629
Junior Subordinated Notes		1,086	1,087
Deferred Income Tax Liabilities		1,133	1,102
Total Liabilities		8,846	8,719
SHAREHOLDERS' EQUITY
Common shares (2025 - 208 million shares, 2024 - 208 million shares)	6	2,200	2,196
Additional paid-in capital		661	661
Accumulated deficit		(73)	(49)
Accumulated other comprehensive loss		(151)	(198)
Total Shareholders' Equity		2,637	2,610
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,483	11,329
Contingencies (Note 9)
Variable Interest Entities (Note 10)
Subsequent Events (Note 11)

See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 1

Consolidated Statements of Income

(Unaudited)		Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	Note	2025	2024	2025	2024
Revenues	4	524	554	1,022	1,098
Income from Equity Investments		13	13	26	25
Operating and Other Expenses
Plant operating costs and other		196	201	367	383
Commodity purchases resold		79	105	163	185
Depreciation and amortization		63	62	125	123
Other		—	—	3	—
		338	368	658	691

Financial Charges
Interest expense		81	95	164	189
Interest income and other		(8)	(6)	(14)	(13)
		73	89	150	176
Income before Income Taxes		126	110	240	256
Income tax expense (recovery)
Current		10	46	32	75
Deferred		20	(24)	24	(19)
		30	22	56	56
Net Income		96	88	184	200

Net Income per Common Share - Basic	7	0.46	0.42	0.88	0.96
Net Income per Common Share - Diluted	7	0.46	0.42	0.88	0.96

Weighted Average Number of Common Shares (millions) - Basic	7	208.2	207.6	208.1	207.6
Weighted Average Number of Common Shares (millions) - Diluted	7	208.8	207.6	208.7	207.6
Consolidated Statements of Comprehensive Income

(Unaudited)	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Net income	96	88	184	200
Foreign currency translation - net investment hedge	60	—	62	—
Foreign currency translation - other	(19)	(7)	(15)	(21)
Comprehensive Income	137	81	231	179
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 2

Consolidated Statements of Cash Flows

(Unaudited)		Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	Note	2025	2024	2025	2024
Operating Activities
Net income		96	88	184	200
Depreciation and amortization		63	62	125	123
Deferred income tax expense (recovery)		20	(24)	24	(19)
Income from equity investments		(13)	(13)	(26)	(25)
Distributions received from operating activities of equity investments		18	13	37	33
Unrealized gains on financial instruments	8	(15)	(26)	(8)	(27)
Other		2	8	10	7
Increase (decrease) in operating working capital		23	(17)	(27)	(89)
Net Cash Provided by Operations		194	91	319	203
Investing Activities
Capital expenditures		(34)	(20)	(66)	(32)
Keystone XL proceeds from sale of assets		—	13	—	22
Keystone XL contractual recoveries		3	2	3	4
Net Cash Used in Investing Activities		(31)	(5)	(63)	(6)
Financing Activities
Exercised stock options	6	—	—	4	—
Dividends paid		(104)	—	(208)	—
Parent's net investment distributions		—	(266)	—	(121)
Other		—	—	—	(1)
Net Cash Used in Financing Activities		(104)	(266)	(204)	(122)
Effect of foreign exchange rate changes on cash and cash equivalents		3	4	3	9
Increase (Decrease) in Cash and Cash Equivalents		62	(176)	55	84

Cash and Cash Equivalents, Beginning of Period		390	522	397	262

Cash and Cash Equivalents, End of Period		452	346	452	346
Supplementary Cash Flow Information
Cash income taxes paid		24	3	38	6
Cash interest paid		114	—	194	—
Capital expenditures non-cash accruals		9	8	41	8
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 3

Consolidated Statements of Changes in Shareholders' Equity

(Unaudited) U.S.$ millions	Former Parent's Net Investment	Share Capital	APIC [1]	Accumulated Deficit	AOCI [2]	Total
December 31, 2023	2,968	—	—	—	(128)	2,840
Net income	200	—	—	—	—	200
Distributions by Former Parent	(96)	—	—	—	—	(96)
Foreign currency translation	—	—	—	—	(21)	(21)
Balance as at June 30, 2024	3,072	—	—	—	(149)	2,923

December 31, 2024	—	2,196	661	(49)	(198)	2,610
Net income	—	—	—	184	—	184
Exercise of stock options	—	4	—	—	—	4
Dividends declared	—	—	—	(208)	—	(208)
Foreign currency translation - net investment hedge	—	—	—	—	62	62
Foreign currency translation - other	—	—	—	—	(15)	(15)
Balance as at June 30, 2025	—	2,200	661	(73)	(151)	2,637
1.Additional paid-in capital.
2.Accumulated other comprehensive income (loss).
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 4

Notes to the Consolidated Interim Financial Statements
1. Basis of Presentation
These consolidated interim financial statements ("interim financial statements") of South Bow Corporation ("South Bow" or the "Company") are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and presented in United States dollars ("U.S.$" or "U.S. dollars"). The accounting policies applied are consistent with those outlined in South Bow's annual audited consolidated financial statements for the year ended December 31, 2024, and should be read in conjunction with these interim financial statements.
These interim financial statements reflect all normal recurring adjustments that are, in the opinion of Management, necessary to reflect fairly the financial position and results of operations for the respective periods. The Company's results for the interim period may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and the marketing activities undertaken by the Company. Results, including revenues, may be impacted by fluctuations in foreign exchange rates, primarily related to the Company's Canadian dollar-denominated operations.
The comparative periods for the three and six months ended June 30, 2024 were previously presented in Canadian dollars and have been updated to reflect the Company's change to the U.S. dollar reporting currency that was adopted in the period ended December 31, 2024. The presentation of certain prior period comparatives has been updated for consistency with current year's presentation.
Spinoff Transaction
On October 1, 2024, South Bow completed the spinoff from TC Energy Corporation ("Former Parent" or "TC Energy") into a new publicly traded company (the "Spinoff"). For the comparative periods prior to the Spinoff date, the interim financial statements are the combined carve-out financial statements of TC Energy's Liquids Pipelines business and present the historical results of operations, comprehensive income, cash flows, changes in shareholders' equity, and the financial position as if the Company had always existed and operated as a standalone reporting entity.
Use of Estimates and Judgments
In preparing these interim financial statements, South Bow is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
2. Accounting Policy Changes
Future Accounting Changes Not Yet Adopted
Amendments to Income Taxes
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 Improvements to Income Tax Disclosures to enhance the transparency and decision-usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. The Company is currently evaluating the impact on its consolidated financial statements and related disclosures.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 5

Disaggregation of Income Statement Expenses
In November 2024, FASB issued ASU 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company has chosen not to early adopt this guidance and is evaluating the impact on its consolidated financial statements and related disclosures.
3. Operating Segments Results
South Bow operates through three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other, which includes corporate activities. These segments are aligned with the Company's internal management structure and represent distinct business operations that provide products and services within areas of operation.
The following table summarizes segment results for the three months ended June 30, 2025:

Three Months Ended June 30, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation [1]	412	—	4	416
Marketing activities	—	106	—	106
Other revenues	2	—	—	2
Segment Revenues	414	106	4	524

Income from equity investments	2	—	11	13
Plant operating costs and other [1]	(182)	(13)	(1)	(196)
Commodity purchases resold	—	(79)	—	(79)
Other segment items [2]	—	(15)	3	(12)
Segment Normalized EBITDA	234	(1)	17	250

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	—	—	(81)	(81)
Depreciation and amortization	(59)	—	(4)	(63)
Interest income and other	2	—	6	8
Normalizing items [4]	—	15	(3)	12
Income (Loss) before Income Taxes	177	14	(65)	126
1.The Chief Operating Decision Maker ("CODM") reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended June 30, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $24 million of intercompany revenue in Keystone Pipeline System with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items that are not representative of the segments' core operations and are adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 6

The following table summarizes segment results for the three months ended June 30, 2024:

Three Months Ended June 30, 2024	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation [1]	415	—	5	420
Marketing activities	—	134	—	134
Segment Revenues	415	134	5	554

Income from equity investments	3	—	10	13
Plant operating costs and other [1]	(175)	(16)	(10)	(201)
Commodity purchases resold	—	(105)	—	(105)
Other segment items [2]	—	(26)	6	(20)
Segment Normalized EBITDA	243	(13)	11	241

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(2)	—	(93)	(95)
Depreciation and amortization	(60)	—	(2)	(62)
Interest income and other	—	—	6	6
Normalizing items [4]	—	26	(6)	20
Income (Loss) before Income Taxes	181	13	(84)	110
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended June 30, 2024, the Marketing segment transacted with the Keystone Pipeline System, resulting in $33 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include unrealized gains (losses) on derivatives and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.

South Bow Corporation Second Quarter 2025 Interim Financial Statements | 7

The following table summarizes segment results for the six months ended June 30, 2025:

Six Months Ended June 30, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation [1]	792	—	9	801
Marketing activities	—	219	—	219
Other revenues	2	—	—	2
Segment Revenues	794	219	9	1,022

Income from equity investments	5	—	21	26
Plant operating costs and other [1]	(330)	(33)	(4)	(367)
Commodity purchases resold	—	(163)	—	(163)
Other segment items [2]	—	(8)	6	(2)
Segment Normalized EBITDA	469	15	32	516

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	—	—	(164)	(164)
Depreciation and amortization	(118)	—	(7)	(125)
Interest income and other	4	—	10	14
Normalizing items [4]	(3)	8	(6)	(1)
Income (Loss) before Income Taxes	352	23	(135)	240
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the six months ended June 30, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $68 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to reconcile to consolidated income (loss) before income taxes.

South Bow Corporation Second Quarter 2025 Interim Financial Statements | 8

The following table summarizes segment results for the six months ended June 30, 2024:

Six Months Ended June 30, 2024	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Capacity arrangements and transportation [1]	850	—	9	859
Marketing activities	—	237	—	237
Other revenues	2	—	—	2
Segment Revenues	852	237	9	1,098

Income from equity investments	5	—	20	25
Plant operating costs and other [1]	(337)	(30)	(16)	(383)
Commodity purchases resold	—	(185)	—	(185)
Other segment items [2]	—	(26)	10	(16)
Segment Normalized EBITDA	520	(4)	23	539

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(3)	(1)	(185)	(189)
Depreciation and amortization	(120)	—	(3)	(123)
Interest income and other	2	1	10	13
Normalizing items [4]	—	26	(10)	16
Income (Loss) before Income Taxes	399	22	(165)	256
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the six months ended June 30, 2024, the Marketing segment transacted with the Keystone Pipeline System, resulting in $64 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include unrealized gains (losses) on derivatives and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to reconcile to consolidated income (loss) before income taxes.
4. Revenues
Disaggregation of Revenues

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Revenues from contracts with customers
Capacity arrangements and transportation	416	420	801	859
Other	2	—	2	—
	418	420	803	859
Marketing activities [1]	106	134	219	237
Other revenues	—	—	—	2
Total Revenues	524	554	1,022	1,098
1.Relates to revenue from the Company's marketing activities and financial instruments. Refer to Note 8, Risk Management and Financial Instruments for additional information.
For the three months ended June 30, 2025, three major customers accounted for $166 million, $82 million, and $46 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2024 - three major customers accounted for $154 million, $83 million, and $45 million, respectively).
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 9

For the six months ended June 30, 2025, three major customers accounted for $315 million, $157 million, and $87 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2024 – three major customers accounted for $312 million, $163 million, and $89 million, respectively).
Contract Balances

	June 30,	December 31,	Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2025	2024
Receivables from contracts with customers	381	329	Accounts receivable
Contract liabilities [1]	18	15	Accounts payable and other
Long-term contract liabilities	20	19	Other long-term liabilities
1.During the three and six months ended June 30, 2025, $3 million and $6 million of revenues, respectively, were recognized that were included in contract liabilities at the beginning of the year (2024 – $3 and $6 million, respectively).
Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at June 30, 2025, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2044 are approximately $5.8 billion, of which approximately $474 million is expected to be recognized through the remainder of 2025.
Revenues related to the following are not included in the future revenues above:
•contracts with performance obligations that have original expected duration of one year or less; and
•constrained variable considerations from uncontracted capacity as volumes cannot be estimated.
5. Spinoff Transaction
The Spinoff was executed under a Separation Agreement with various other agreements outlining the governance of the Company's relationship with the Former Parent during a transition period, including, but not limited to, the Transition Services Agreement ("TSA"), the Tax Matters Agreement, and the Employee Matters Agreement.
The Separation Agreement outlines key provisions of the separation of South Bow into a standalone entity and specifies the assets, liabilities, and contracts assigned to the Company in the Spinoff, as well as certain indemnification obligation arrangements for ongoing matters which existed prior to Spinoff. Under this agreement, Former Parent will indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the Milepost 14 ("MP-14") incident, Keystone XL contractual recoveries, and the existing variable toll disputes on the Keystone Pipeline System (excluding any future disputes with respect to the variable toll after October 1, 2024), subject to a maximum liability to South Bow of $21 million (C$30 million), in aggregate. Any amounts that may ultimately be payable in respect of these net liabilities and costs above the current accrued amount are indeterminable at this time and subject to estimation uncertainty.
During the six months ended June 30, 2025, the Former Parent billed the Company $7 million for services pursuant to the TSA (2024 - nil). During the three months ended June 30, 2025, the Company received $20 million relating to a portion of its Keystone XL contractual recoveries, contributing to a decrease from the balance as at December 31, 2024.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 10

The following table summarizes the indemnity-related balances with the Company's Former Parent as at June 30, 2025 and December 31, 2024:

Transaction U.S.$ millions	Note	Gross Asset (Liability)	Former Parent Net Asset (Liability) [1]	Net Asset (Liability)
As at June 30, 2025
Keystone XL contractual recoveries [2]	9	11	9	2
Variable toll disputes - CER [3]	9	120	103	17
Variable toll disputes - FERC [3]	9	(51)	(44)	(7)
MP-14 costs [4]	9	(30)	(26)	(4)

As at December 31, 2024
Keystone XL contractual recoveries [2]	9	56	48	8
Variable toll disputes - CER [3]	9	114	98	16
Variable toll disputes - FERC [3]	9	(51)	(44)	(7)
MP-14 costs [4]	9	(30)	(26)	(4)
1.Represents the net asset (liability) attributable to the Former Parent included in accounts payable and others on the consolidated balance sheets.
2.Contractual recoveries from backstop agreements as a result of the cancellation of the Keystone XL project. The gross asset balance is included in contractual recoveries on the consolidated balance sheets. During the six months ended June 30, 2025, the Company updated its estimate of amounts to be recovered relating to these agreements. Refer to Note 9, Contingencies for additional details.
3.Ongoing variable toll disputes filed by customers with the Canada Energy Regulator ("CER") and Federal Energy Regulatory Commission ("FERC"). The gross asset and liability balances are included in the accounts receivable and accounts payable and other, respectively, on the consolidated balance sheets.
4.Amounts related to estimated costs for the MP-14 pipeline incident that occurred in 2022. The gross liability balance is included in accounts payable and other on the consolidated balance sheets.

South Bow Corporation Second Quarter 2025 Interim Financial Statements | 11

6. Common Shares
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding.

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	179,522	4
Balance at June 30, 2025	208,220,631	2,200
Prior to the Spinoff on October 1, 2024, the Company had nil common shares outstanding. Upon Spinoff on October 1, 2024, the Company issued a total of 207,570,409 common shares by distributing 0.2 shares of South Bow for each share held by TC Energy's shareholders of record as of the record date of September 25, 2024.
Dividends Declared
The Company's dividend payable of $104 million ($0.50 per share) was declared on May 15, 2025, and paid on July 15, 2025, to shareholders of record at the close of business on June 30, 2025.
7. Net Income per Share
The following table summarizes the Company's net income per share for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions, except shares and per share amounts	2025	2024	2025	2024
Net income	96	88	184	200
Weighted average common shares outstanding (millions) - basic [1]	208.2	207.6	208.1	207.6
Basic Net Income per Share	0.46	0.42	0.88	0.96
Dilutive impact of share-based awards (millions) [1,2]	0.6	—	0.6	—
Weighted average common shares outstanding (millions) - diluted	208.8	207.6	208.7	207.6
Diluted Net Income per Share	0.46	0.42	0.88	0.96
1.The common shares issued at Spinoff have been used for comparative periods as the Company had no common shares outstanding prior to Spinoff. For periods prior to Spinoff, it is assumed there were no dilutive equity instruments as there were no equity awards of South Bow outstanding prior to the Spinoff.
2.The dilutive impact considers the effect of the potential exercise of share-based awards and excludes any effect where the potential exercise would be anti-dilutive. At June 30, 2025, nil options were considered anti-dilutive.
8. Risk Management and Financial Instruments
Risk Management Overview
The Company has exposure to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on its earnings and cash flows.
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Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board of Directors (the "Board"), implemented by senior Management, and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee of the Board oversees how Management monitors compliance with risk management policies and procedures and oversees Management's review of the adequacy of the risk management framework.
Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Sustained lower crude oil prices could lead to reduced investment in upstream development, expansion, and production, which could negatively impact opportunities for the Company to expand its asset base or re‑contract with customers as contractual agreements expire.
Liquidity Risk
Liquidity risk is the risk that suitable sources of funding for the Company's business activities may not be available. South Bow manages liquidity risk by maintaining bank credit facilities, continuously managing forecasted and actual cash flows, and monitoring the maturity profiles of financial assets and liabilities. The Company has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its net income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian-dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated junior subordinated notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within AOCI.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 13

	June 30,	December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated junior subordinated notes	1,100	1,100
Fair value of U.S. dollar-denominated junior subordinated notes	1,140	1,135
Cumulative translation adjustment recognized in AOCI	62	(67)
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision, contractual recoveries and certain available-for-sale assets, and the fair value of derivative assets.
At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
The Company had no significant credit losses and no significant amounts impaired at June 30, 2025 and 2024 within trade accounts receivable. At June 30, 2025 and 2024, there were no significant credit risk concentrations.
At June 30, 2025, the Company has $11 million in Keystone XL contractual recoveries, and $120 million in Keystone contractual recoveries from certain customers related to variable toll disputes with the CER (December 31, 2024 - $56 million and $114 million, respectively). These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 5, Spinoff Transaction for additional information related to indemnification.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company's portfolio of financial sector exposure consists primarily of highly-rated investment-grade, systemically important financial institutions.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

South Bow Corporation Second Quarter 2025 Interim Financial Statements | 14

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	321	12	—	333
Derivative instrument liabilities	(338)	(18)	—	(356)
As at June 30, 2025	(17)	(6)	—	(23)

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1.There were no transfers from Level II to Level III for the periods presented.
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	June 30, 2025		December 31, 2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes [1]	(4,688)	(4,679)	(4,629)	(4,598)
Junior subordinated notes [1]	(1,086)	(1,140)	(1,087)	(1,135)
1.The carrying amount of the senior unsecured notes and junior subordinated notes include unamortized debt issuance costs of $27 million and $14 million, respectively (December 31, 2024 - $28 million and $13 million, respectively).
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	June 30,	December 31,
U.S.$ millions	2025	2024
Fair Value of Fixed Income Securities [1,2]
Maturing after 10 years	85	80
	85	80
1.Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2.Classified in Level II of the fair value hierarchy.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 15

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Net unrealized losses [1]	(4)	—	(2)	(4)
Net realized losses [1,2]	—	—	(1)	(1)
1.Unrealized and realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these losses within other long-term assets and liabilities.
2.Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	June 30,	December 31,
U.S.$ millions	2025	2024
Total Derivative Assets (other current assets)	333	188
Total Derivative Liabilities (accounts payable and other)	(356)	(219)
Total Derivatives [1,2]	(23)	(31)
1.Fair value equals carrying value.
2.Includes purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	June 30,	December 31,
	2025	2024
Net purchases volumes (millions of barrels)	(7)	(14)
Maturity dates (year)	2025-2026	2025
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 16

Unrealized and Realized Gains and Losses on Commodity Derivative Instruments

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized gains	15	26	8	27
Realized gains	91	108	211	210
Gains on Derivatives	106	134	219	237
1.Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at June 30, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	333	(328)	5
Derivative instrument liabilities	(356)	328	(28)
1.Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1.Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $50 million and letters of credit of $11 million at June 30, 2025 (December 31, 2024 – $66 million and $16 million, respectively) to its counterparties. At June 30, 2025, the Company held no cash collateral and $70 million in letters of credit (December 31, 2024 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At June 30, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was provided.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 17

9.  Contingencies
Variable Toll Disputes
In 2019 and 2020, certain Keystone customers initiated complaints before the CER and FERC regarding certain costs within the variable toll calculation. These amounts are subject to the indemnification terms noted in Note 5, Spinoff Transaction.
CER Ruling
In March 2025, the CER issued its Reasons for Decision and Order ("CER Order"), finding the Company's proposed drag-reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. In December 2022, the Company recorded an adjustment of $28 million in relation to previously charged tolls. On June 9, 2025, under the CER Order, the Company filed its application for approval from the CER of the final variable toll adjustments for 2020 and 2021. Pursuant to final approval from the CER, the Company will be able to proceed with collection of the tolls from customers and will utilize the finalized 2021 tolls as the go-forward interim tolls for Keystone Canada customers. As at June 30, 2025, the CER Order process is ongoing and the outcome will be subject to the indemnity provisions as outlined in the Separation Agreement. The Company believes its accounts receivable relating to disputes with the CER as at June 30, 2025, represent amounts that will be collected in the future.
FERC Initial Decision
In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023.
In July 2024, FERC released its Order on Initial Decision ("Order") in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ended June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the Order. Subsequent rulings, if any, will be subject to the indemnity provisions as outlined in the Separation Agreement. In October 2024, South Bow submitted a compliance filing, which is subject to final FERC approval that is expected to occur in the second half of 2025.
Keystone XL Contractual Recoveries
During the three months ended March 31, 2025, the Company's estimate of the amounts to be collected for a portion of the Keystone XL contractual recoveries was updated. The net impact of this change and the corresponding indemnification from the Former Parent resulted in a $3 million charge recorded in other expenses on the consolidated statement of income in the six months ended June 30, 2025. During the three months ended June 30, 2025, the Company settled terms and collected $20 million relating to these recoveries, and paid $17 million to its Former Parent under the indemnification terms of the Separation Agreement.
Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order issued by the Pipeline and Hazardous Materials Safety Association ("PHMSA"). By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, restoring natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of the remedial work plan. This approval culminated the completion of 2,145 miles of in-line inspections across the Keystone Pipeline System and 68 investigative excavations over the past two years. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the MP-14 incident occurred.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 18

In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs in relation to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million), representing its Former Parent's share of the anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement. No changes to the estimate have occurred since December 31, 2024.
Milepost 171 Incident
On April 8, 2025, the Company shut down the Keystone Pipeline in response to an oil release of approximately 3,500 barrels at Milepost 171 ("MP-171"), near Fort Ransom, North Dakota. On April 11, 2025, PHMSA issued a Corrective Action Order, requiring South Bow to undertake certain corrective actions in response to the MP-171 incident, including the completion of an independent third-party root cause failure analysis ("RCFA") along with mechanical and metallurgical testing. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. In early June 2025, South Bow completed the cleanup and reclamation of the incident site. The Company has commenced remedial actions, with four in-line inspection runs and eight integrity digs completed as of August 6, 2025. Findings and recommendations from the RCFA will be incorporated into South Bow's remedial work plan which is expected to be received in the third quarter of 2025.
During the three months ended June 30, 2025, the Company incurred $54 million in costs related to the incident and has recorded a $4 million provision for additional costs to be incurred. These costs are largely expected to be recovered through the Company's insurance policies and include long-term environmental site monitoring.
Other Proceedings
In addition to the proceedings above, the Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's financial position or results of operations.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 19

10.  Variable Interest Entities
Consolidated Variable Interest Entities
Certain of the Company's assets and liabilities are held through variable interest entities ("VIE") in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business, and the VIE's assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE's obligations, or are not considered a business, were as follows:

	June 30,	December 31,
U.S.$ millions	2025	2024
ASSETS
Current Assets
Accounts receivable	3	3
	3	3
Plant, Property and Equipment	273	182
	276	185
LIABILITIES
Current Liabilities
Accounts payable and other	66	41
	66	41
Other Long-term Liabilities	11	10
	77	51
Non-consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

	June 30,	December 31,
U.S.$ millions	2025	2024
Balance Sheet
Equity investments	635	641
Off-balance Sheet
Guarantees	41	39
Maximum Exposure to Loss	676	680
As at June 30, 2025, the amount due from non-consolidated VIEs of $11 million (December 31, 2024 - $4 million) is included in accounts receivable in the consolidated balance sheet. As at June 30, 2025, the amount due to non-consolidated VIEs of $6 million (December 31, 2024 - $4 million) is included in accounts payable in the consolidated balance sheet.
South Bow Corporation Second Quarter 2025 Interim Financial Statements | 20

11. Subsequent Events
One Big Beautiful Bill Act
On July 4, 2025, H.R.1 - the One Big Beautiful Bill Act (the "Bill") was signed into law, introducing amendments to the U.S. Internal Revenue Code. These amendments include, but are not limited to, permanent restoration of the 100 per cent bonus depreciation election for qualified property placed in-service after January 19, 2025, and permanent modification of the interest expense deduction limitation to 30 per cent of an adjusted taxable income amount, calculated similarly to EBITDA. Changes in tax law are required to be recognized in the period of enactment. As such, the Bill is not reflected in the Company's consolidated financial statements for the period ended June 30, 2025.
Typically, changes in tax laws may impact recorded deferred tax assets, deferred tax liabilities, and the effective tax rate. The Company is currently evaluating the impact of the Bill and anticipates that the changes may result in adjustments to current and deferred tax assets and liabilities due to favourable changes in deduction limitations. However, a material impact to the Company's effective tax rate due to the Bill is not expected.
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